Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Highlights from February 18, 2004 Total Board Meeting

Paris, February 19, 2004 – The Board of Directors of Total, chaired by CEO Thierry Desmarest, met on February 18, 2004. The Board examined a proposed reorganization of Total’s Chemicals branch and the launching of a major investment at Total’s Normandy refinery, reviewed the 2003 fourth quarter results and approved the 2003 consolidated accounts and parent company accounts, and the dividend proposal to be submitted to the Annual General Meeting.

These items are covered by three press releases being issued separately today.

The Board also decided to propose to the shareholders at the May 14, 2004 Annual General Meeting the re-election of Messrs. Thierry Desmarest, Thierry de Rudder and Serge Tchuruk as directors for three-year terms, and the appointment of an employee-shareholder and of Sir Howard Davies, Director General of the London School of Economics and Political Science, as directors for three-year terms.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com